
02002653

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

17 December 2001


SUPPL
RECEIVED
JAN 18 2002
316

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

File No. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS Warburg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holder named in (2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Apollo Nominees Ltd

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

7 December 2001

11) Date company informed

14 December 2001

12) Total holding following this notification

22,117,440

13) Total percentage holding of issued class following this notification

3.06%

File No. 82-5205

14) Any additional information

The shares are held by UBS Warburg as beneficial owner in the ordinary course of its trading activities and include 10,922,447 (1.51%) held for hedging purposes in relation to contracts for difference entered into with clients.

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 17 December 2001

File No. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS Warburg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holder named in (2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

11 December 2001

11) Date company informed

14 December 2001

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification

Fallen below 3%

File No. 82-5205

14) Any additional information

-

15) Name of contact and telephone number for queries

Lorraine Young, Company Secretary - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 17 December 2001